SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                          FORM 11-K


  / X /      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
             For the fiscal year ended: December 31, 2000

OR

  /   /    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934
                   For the transition period:  N/A


                 Commission File Number 0-13358


   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan.
                  (Exact name of the plan)


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                 CAPITAL CITY BANK GROUP, INC.
      (Exact name of registrant as specified in its charter)

      217 North Monroe Street, Tallahassee, Florida 32301
          (Address of principal executive offices)


                    REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. Profit Sharing 401(k) Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

Capital City Bank Group, Inc.
Profit Sharing 401(k) Plan

Financial Statements and Schedule
as of December 31, 2000 and 1999
Together With Auditors' Report

                   CAPITAL CITY BANK GROUP, INC.

                    PROFIT SHARING 401(K) PLAN


                  FINANCIAL STATEMENTS AND SCHEDULE

                    DECEMBER 31, 2000 AND 1999



                        TABLE OF CONTENTS


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits -
        December 31, 2000 and 1999

     Statement of Changes in Net Assets Available for
        Benefits for the Year Ended December 31, 2000


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


SCHEDULE SUPPORTING FINANCIAL STATEMENTS
     Schedule I:  Schedule H, Line 4i - Schedule of Assets
       (Held at End of Year) - December 31, 2000

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Retirement Committee of
Capital City Bank Group, Inc.:

We have audited the accompanying statements of net assets available for benefits of CAPITAL CITY BANK GROUP, INC. PROFIT SHARING 401(k) PLAN as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Jacksonville, Florida
June 19, 2001

                 CAPITAL CITY BANK GROUP, INC.

                  PROFIT SHARING 401(K) PLAN


         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                  DECEMBER 31, 2000 AND 1999

                                          2000          1999
                                       ----------    ----------
ASSETS:
  Cash                                 $        0    $   48,784
  Investments, at fair value (Note 3)   2,241,295     2,012,502
  Interest income                           1,122         5,959
  Participant contributions receivable     52,478             0
                                       ----------    ----------
                                        2,294,895     2,067,245
LIABILITIES:
  Excess contributions payable             24,893             0
                                       ----------    ----------
  NET ASSETS AVAILABLE FOR BENEFITS    $2,270,002    $2,067,245
                                       ==========    ==========



The accompanying notes are an integral part of these statements.


                 CAPITAL CITY BANK GROUP, INC.

                  PROFIT SHARING 401(k) PLAN


     STATEMENT OF CHANGES NET ASSETS AVAILABLE FOR BENEFITS

             FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS:
  Contributions:
    Participants                                    $  666,214
    Rollovers                                            3,307
                                                    ----------
        Total contributions                            669,521
                                                    ----------
  Dividends and interest income                          3,208
                                                    ----------
        Total additions                                672,729

                                                    ----------

DEDUCTIONS:
  Benefits paid to participants                        (97,285)
  Net depreciation in fair value of investments       (372,687)
                                                    ----------
        Total deductions                              (469,972)
                                                    ----------
NET INCREASE                                           202,757

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                  2,067,245
                                                    ----------
  End of year                                       $2,270,002
                                                    ==========


The accompanying notes are an integral part of this statement.


               CAPITAL CITY BANK GROUP, INC.

                PROFIT SHARING 401(K) PLAN


        NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

               DECEMBER 31, 2000 AND 1999

1.  DESCRIPTION OF THE PLAN

The following description of the Capital City Bank Group, Inc. Profit Sharing 401(k) Plan (the "Plan") provides general information only. More complete information regarding the Plan's provisions may be found in the plan document.

General

The Plan, as established on October 1, 1997, effective retroactively to January 1, 1997, is a defined contribution plan under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan provides benefits to all employees of Capital City Bank Group, Inc. (the "Company"). Presently, employees of the Company and certain participating subsidiaries who are 21 years of age or older become eligible to participate in the Plan at the time of employment. Employees may enter the Plan as of the January 1, April 1, July 1, or October 1 following the date upon which employees become eligible to participate in the Plan.

Plan Administration

The overall responsibility for administering the Plan rests with the Company. The Plan's trustee, Capital City Trust Company (the "Trustee"), is responsible for the management and control of the Plan's assets. For the period January 1, 2000 to June 30, 2000, Bankers Systems, Inc. provided record-keeping services for the Plan. Effective July 1, 2000, Federated Investors, Inc. provides record-keeping services for the Plan.

Contributions

Each year, participants may elect to contribute up to 15% of pretax annual compensation, as defined in the Plan and subject to certain limitations under the IRC. Participants may choose to change their deferral percentage at any time. Discretionary employer matching and profit-sharing contributions may be contributed to the Plan at the option of the Company's board of directors, subject to certain limitations. There were no employer contributions in 2000.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of plan earnings. Allocations of plan earnings are based on account balances, as defined in the Plan. Employer discretionary contributions are allocated among all participants in an amount equal to the ratio of the participant's compensation to the compensation of all participants for the plan year.

Investment Options

As of December 31, 2000, participants could direct their contributions into 15 investment options. Participants can change their investment elections daily via telephone voice response system, with their contributions being changed the next applicable payroll period.

Benefits Paid to Participants

Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account or annual installments over a ten-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Participants may also receive a distribution while in service upon demonstration of financial hardship.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service. Credited service is based on 1,000 hours of work in one year.

2.  SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value as determined by quoted market prices on the last day of the plan year. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The Company's common stock as of December 31, 2000 and 1999 is valued at its quoted market price as listed on the NASDAQ national market under the ticker symbol "CCBG."

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Income Recognition

Purchases and sales of securities are recorded on a settlement date basis, which does not materially differ from the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses

All plan expenses are paid by the plan sponsor.

VOTING RIGHTS

The Trustee is required to vote on behalf of the collective best interest of plan participants and beneficiaries.

3.  INVESTMENTS

The investments of the Plan are held in a trust fund administered by Capital City Trust Company of Tallahassee, Florida, at December 31, 2000 and 1999. Investments that represent 5% or more of the Plan's net assets are separately identified as follows:

                                           2000           1999
                                        ----------     ----------
Investments at fair value:
Federated Max-Cap Fund                  $1,255,479     $        0
Federated International Equity Fund (A)    355,243              0
Federated Aggressive Growth Fund (A)       180,425              0
Federated Treasury Obligations Fund        124,011              0
Capital City Bank Group Common Stock       122,353         83,463
SEI S&P 500 Fund                                 0      1,194,103
American Century International Growth Fund       0        352,099
Berger Small Cap Stock Fund                      0        244,562


During the year ended December 31, 2000, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

                   Mutual funds     $(389,858)
                   Common stock        17,171
                                    ---------
                                    $(372,687)
                                    =========

4.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants would become 100% vested in their employer contributions.

5.  TAX STATUS

The Internal Revenue Service issued a determination letter dated July 20, 1999 stating that the Plan was designed in accordance with applicable IRC requirements as of that date. The plan administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

6.  RELATED PARTIES

The Plan owns 4,931 shares of the Company's stock at December 31, 2000, which represents approximately .5% of the outstanding common stock of the Company at that date.

7.  RECONCILIATION TO FORM 5500

As of December 31, 2000, the Plan had $5,542 of pending distributions to participants who elected distributions from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2000:


                                                                   Net Assets
                                                                   Available
                                                      Benefits        for
                                                        Paid        Benefits
                                                      --------     ----------
Per financial statements                              $ 97,285     $2,270,002
2000 amounts pending distributions to participants       5,542         (5,542)
                                                      --------     ----------
Per Form 5500                                         $102,827     $2,264,460
                                                      ========     ==========


8.  SUBSEQUENT EVENT

On March 2, 2001, the Company acquired First Bankshares of West Point, Inc. and its subsidiary, First National Bank of West Point. Effective March 2, 2001, the employees of First Bankshares of West Point, Inc. became eligible to participate in the Plan. On March 9, 2001, the Company acquired six First Union National Bank offices in Macon, Georgia, and the surrounding areas. Effective March 9, 2001, the employees of these offices became eligible to participate in the Plan.

                                        CAPITAL CITY BANK GROUP, INC.

                                         PROFIT SHARING 401(K) PLAN


                         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END
OF YEAR)

                                             DECEMBER 31, 2000


Current
 Identity of Party Involved               Description of Investment
Value
----------------------------  --------------------------------------------------
--------------------------------       ----------
* FEDERATED INVESTORS, INC.   Federated Max-Cap Fund, mutual fund, 46,918 shares
$1,255,479
                              Federated International Equity Fund, mutual fund,
16,772 shares                             355,243
                              Federated Aggressive Growth Fund, mutual fund,
12,661 shares                                180,425
                              Federated Treasury Obligations Fund, mutual fund,
124,001 shares                            124,011
                              Federated Total Return Bond Fund, mutual fund,
5,297 shares                                  55,039
                              Federated Capital Appreciation Fund, mutual fund,
2,089 shares                               53,805
                              Federated U.S. Government Securities Fund: two to five
years, mutual fund, 2,883 shares      31,057
                              Federated Growth Strategies Fund, mutual fund, 753
shares                                    24,904
                              Federated International Small Company Fund, mutual
fund, 853 shares                          21,963
                              Federated Stock Trust, mutual fund, 177 shares
6,022
                              Federated Managed Conservative Growth Portfolio
Fund, mutual fund, 312 shares                 3,368
                              Federated Money Market, money market fund
2,975
                              Federated Managed Income Portfolio Fund, mutual
fund, 168 shares                              1,745
                              Federated Managed Growth Portfolio Fund, mutual
fund, 116 shares                              1,516
                              Federated Managed Moderate Growth Portfolio Fund,
mutual fund, 115 shares                     1,390

* CAPITAL CITY BANK GROUP     Capital City Bank Group, common stock, 4,931
shares                                         122,353

----------

$2,241,295

==========


                                                    *Represents a party in
interest.

                                        The accompanying notes are an integral
part of this schedule.

       CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
       ---------------------------------------------------




As independent certified public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Registration Statement File No. 333-36693.


ARTHUR ANDERSEN LLP




Jacksonville, Florida
June 28, 2001

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned Chief Financial Officer hereunto duly authorized.

CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan.

By:  Capital City Trust Company, Trustee



By:  /s/ Randolph M. Pople
     ----------------------------
     Randolph M. Pople, President